EXHIBIT 1
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                                ARC ENERGY TRUST
               NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

TO:      THE UNITHOLDERS OF ARC ENERGY TRUST

TAKE NOTICE that an Annual and Special Meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of ARC Energy Trust (the "Trust") will be held at the Belair Room in the Westin Hotel, 320 - 4th Avenue S.W., Calgary, Alberta, on Thursday, the 17th day of April, 2003, at 3:30 p.m. (Calgary time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Trust for the year ended December 31, 2002 and the auditors' report thereon;

2.       to appoint the Trustee of the Trust;

3.       to elect the directors of ARC Resources Ltd.;

4.       to appoint auditors of the Trust;

5. to consider, and if thought fit, pass a special resolution approving amendments to the Trust Indenture;

6. to consider, and if thought fit, pass a special resolution directing the Trustee of the Trust to approve amendments to the Exchangeable Shares of ARC Resources Ltd.;

7. to consider, and if thought fit, pass an ordinary resolution approving the acquisition by ARC Resources Ltd. of all of the outstanding exchangeable shares of ARC Resources Management Ltd. in exchange for exchangeable shares of ARC Resources Ltd.; and

8. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

UNITHOLDERS OF THE TRUST WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED INSTRUMENT OF PROXY AND TO MAIL IT TO OR DEPOSIT IT WITH ADP INVESTOR COMMUNICATIONS, 5970 CHEDWORTH WAY, MISSISSAUGA, ONTARIO, L5R 4G5. IN ORDER TO BE VALID AND ACTED UPON AT THE MEETING, FORMS OF PROXY MUST BE RETURNED TO THE AFORESAID ADDRESS NOT LESS THAN 24 HOURS BEFORE THE TIME SET FOR THE HOLDING OF THE MEETING OR ANY ADJOURNMENT THEREOF.

Computershare Trust Company of Canada, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on March 18, 2003 (the "Record Date"). Unitholders of record will be entitled to vote those Units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED at Calgary, Alberta, this 17th day of March, 2003.

                                  BY ORDER OF COMPUTERSHARE
                                  TRUST COMPANY OF CANADA, by ARC RESOURCES LTD.



                                  (signed) John P. Dielwart
                                           President and Chief Executive Officer